 Exhibit 99.1

Silver Elephant Engages Wood PLC to Conduct Preliminary Economic Assessment on Gibellini Vanadium Project

Vancouver, British Columbia, May 31, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that the Company’s wholly owned subsidiary Nevada Vanadium LLC. (“Nevada Vanadium”) has commissioned a Preliminary Economic Assessment (“PEA”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) in respect of its Gibellini vanadium project, located in Eureka Country, Nevada, USA.

Vanadium is one of the best performing metals of 2021. Vanadium pentoxide price has risen 52% from US$5.4/lb in early January to US$8.2/lb today. The Gibellini project encompasses the Gibellini, Louie Hill, and Bisoni McKay properties which the Company acquired in 2017 and 2020.

The PEA will be prepared in collaboration between Wood PLC (“Wood”) and Mine Technical Services (“MTS”) as part of its proposed spinout strategy.

About the Gibellini Project

The Gibellini vanadium project, designed to be an open-pit, heap-leach operation, is located in Nevada, USA. Nevada was ranked by the Fraser Institute as the world’s #1 mining investment jurisdiction in 2018 and 2020. The Gibellini project development achieved an important milestone in July 2020 when the Notice of Intent to prepare an Environmental Impact Statement (“EIS”) was published in the Federal Register. A final Record of Decision on EIS is expected in 2021. The U.S. government has designated vanadium as one of 35 critical minerals to the national security and the economy. Vanadium alloys and catalysts are used in the aerospace, defense, energy storage, and infrastructure sectors. Over $35 million has been invested at Gibellini to date.

Qualified Persons

The scientific and technical contents of this news release have been prepared under the supervision of Danniel Oosterman B. Sc.(Hons), P.Geo., Vice President, Exploration of the Company. Mr. Oosterman is a “Qualified Person” as defined in NI 43-101 and is not independent of the Company due to his employment by the Company.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company with proposed vanadium and nickel spinouts.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospectus; future corporate events; the completion and timing of mineral resource estimates and the PEA; future growth potential for the Company and Nevada Vanadium; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of vanadium, nickel, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.